

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 17, 2009

<u>Via U.S. mail and facsimile</u>

Mr. William George
Chief Financial Officer
Comfort Systems USA, Inc.
777 Post Oak Boulevard, Suite 500
Houston, Texas 77056

   RE: Form 10-K for the fiscal year ended December 31, 2008
      Form 10-Q for the period ended March 31, 2009
      Definitive Proxy Statement filed on April 14, 2009
      Form 8-K filed on May 5, 2009
       File No. 1-13011

Dear Mr. George:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Risk Factors, page 12

2. Please remove the second and third sentences in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Critical Accounting Policies

Recoverability of Goodwill and Identifiable Intangible Assets, page 29

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - Each of the valuation methodologies used to value goodwill given your disclosures indicate that multiple approaches are used. This should include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
   - How you weight each of the methods used including the basis for that weighting;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

   Please show us supplementally what your disclosures will look like.

Liquidity and Capital Resources

Off-Balance Sheet Arrangements and Other Commitments, page 35

4. Please provide totals by year in your table of contractual obligations included on page 36.

Financial Statements

General

5. Please display total comprehensive income and its components for each period presented in a financial statement that is displayed with the same prominence as other financial statements. Refer to paragraphs 22 through 25 of SFAS 130. Please show us supplementally what your disclosures will look like.

Note 2. Summary of Significant Accounting Policies, page 47

6. Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment. Please show us supplementally what your disclosures will look like.

Note 12. Employee Benefit Plans, page 65

7. Please also disclose the amount of contributions made to multi-employer pension plans for each period presented. Refer to paragraph 12 of SFAS 132(R).

Note 14. Stockholders' Equity

Earnings Per Share, page 69

8. Diluted EPS is computed considering the dilutive effect of stock options and contingently issuable restricted stock. Please disclose the nature of the contingencies and how based on the nature of these contingencies you determined whether they should be included in your determination of diluted earnings per share. Refer to paragraphs 30 through 35 of SFAS 128. Please also disclose how you treat vested and unvested restricted stock for purposes of calculating earnings per share. Please show us supplementally what your disclosures will look like.

Note 15. Stock-Based Compensation, page 70

9. Your statement of stockholders' equity includes a line item for shares received in lieu of tax withholding payment on restricted stock. Please disclose the terms of this feature and tell us what consideration you gave to paragraph 35 of SFAS 123(R) in accounting for this feature. In this regard, please confirm that you do not withhold an amount in excess of the minimum statutory requirements.

Note 10. Long-Term Debt Obligations

Revolving Credit Facility, page 59

10. In addition to your current disclosure of the required ratios under your facility's principal financial covenants, please disclose the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.

Exhibit 10.8 – Amended and Restated Credit Agreement

11. We note that you incorporate Exhibit 10.8 by reference to Exhibit 10.1 in your Form 8-K filed on February 26, 2007. It appears that you have not filed the schedules and exhibits to this amended and restated credit agreement. Please file these schedules and exhibits in a future Exchange Act filing.

Exhibits 31.1 and 31.2 – Section 302 Certifications

12. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Additionally, please identify the Company by name in paragraph 1.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

13. Please address the above comments in your interim filings as well.

DEFINITIVE PROXY STATEMENT FILED ON APRIL 14, 2009

Compensation Discussion and Analysis, page 13

Annual Incentive Bonus, page 14

14. We note that a portion of the annual incentive bonus the named executive officer receives may be based on the achievement certain performance metrics individualized for each executive. To the extent that you continue this practice in the future, please describe in greater detail the elements of individual performance and contribution that are taken into account and lead to the decision to award this type of compensation. See Item 402(b)(2)(vii) of Regulation S-K.

Stock Options, page 15

15. To the extent that you award stock options in the future, please disclose in greater detail the factors considered by your compensation committee in determining the amount of stock options to award to each named executive officer. See Item 402(a)(v) of Regulation S-K.

Performance Stock Awards, page 16

16. To the extent you award performance stock awards in the future, please disclose the relevant performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.

FORM 8-K FILED ON MAY 5, 2009

17. You present Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures. In this regard, please address the following:

  • Please provide a reconciliation of these amounts to the most comparable financial measures calculated and presented in accordance with GAAP. Please start your reconciliation with the GAAP financial measures; and

  • Please separately show each component in the reconciliation between the non-GAAP and GAAP financial measures. For example, your reconciliation to Free Cash Flow on page 23 should show each component of CapEx, Net, separately, which appear to be capital expenditures and proceeds from the sale of assets. The reconciliation should also begin with a GAAP measure rather than funds from operations which is not a GAAP measure.

  Refer to Item 100(a) of Regulation G.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief